

May 11, 2012

Via E-mail
Barbra E. Kocsis
Chief Financial Officer
Ortus Currency FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, NY 10080

> **Re: Ortus Currency FuturesAccess LLC**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 14, 2012**
> **File No. 000-54623**

Dear Mr. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds and Cash Management Income, page 7

1.   We note your response to comment 1 of our comment letter dated April 10, 2012. Given the fund's dependence on the solvency of the prime broker for a return of its collateral and payment of embedded profits, please tell us why the financial condition of the prime broker would not be material to an investor in the fund. In considering the need for third party financial information, please consider SEC staff positions regarding financial statement disclosures in filings related to linked securities (no-action letter issued to *Morgan Stanley & Co. Inc.*, June 24, 1996), net lease

significant lessees, significant customers, and third party credit enhancements for securities that are not ABS. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: James Biery
           Sidley Austin LLP